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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                              i2 Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, $0.00025 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   465754 10 9
                      -------------------------------------
                                 (CUSIP Number)

                          Year Ended December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 pages

CUSIP NO. 465754 10 9

--------------------------------------------------------------------------------
       1.  Name of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Sanjiv S. Sidhu
--------------------------------------------------------------------------------
       2.  Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [X]
--------------------------------------------------------------------------------
       3.  SEC Use only
--------------------------------------------------------------------------------
       4.  Citizenship or Place of Organization   United States
--------------------------------------------------------------------------------
Number of           5.  Sole Voting Power    95,526,377
Shares           ---------------------------------------------------------------
Beneficially        6.  Shared Voting Power      -0-
Owned by Each    ---------------------------------------------------------------
Reporting           7.  Sole Dispositive Power     95,526,377
Person With:     ---------------------------------------------------------------
                    8.  Shared Dispositive Power     -0-
--------------------------------------------------------------------------------
       9.  Aggregate Amount Beneficially Owned by Each Reporting Person
           95,526,377

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      11.  Percent of Class Represented by Amount in Row (9)      22.5%
--------------------------------------------------------------------------------
      12.  Type of Reporting Person (See Instructions) IN


                               Page 2 of 7 pages

CUSIP NO. 465754 10 9

--------------------------------------------------------------------------------
       1.  Name of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Sidhu-Singh Family Investments, Ltd.
--------------------------------------------------------------------------------
       2.  Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [X]
--------------------------------------------------------------------------------
       3.  SEC Use only
--------------------------------------------------------------------------------
       4.  Citizenship or Place of Organization   Texas
--------------------------------------------------------------------------------
Number of           5.  Sole Voting Power    20,567,915
Shares           ---------------------------------------------------------------
Beneficially        6.  Shared Voting Power      -0-
Owned by Each    ---------------------------------------------------------------
Reporting           7.  Sole Dispositive Power     20,567,915
Person With:     ---------------------------------------------------------------
                    8.  Shared Dispositive Power     -0-
--------------------------------------------------------------------------------
       9.  Aggregate Amount Beneficially Owned by Each Reporting Person
           20,567,915

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      11.  Percent of Class Represented by Amount in Row (9)      4.8%
--------------------------------------------------------------------------------
      12.  Type of Reporting Person (See Instructions) IN


                               Page 3 of 7 pages

CUSIP NO. 465754 10 9

--------------------------------------------------------------------------------
       1.  Name of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Sidhu-Singh Family Foundation
--------------------------------------------------------------------------------
       2.  Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [X]
--------------------------------------------------------------------------------
       3.  SEC Use only
--------------------------------------------------------------------------------
       4.  Citizenship or Place of Organization   Texas
--------------------------------------------------------------------------------
Number of           5.  Sole Voting Power    30,000
Shares           ---------------------------------------------------------------
Beneficially        6.  Shared Voting Power      -0-
Owned by Each    ---------------------------------------------------------------
Reporting           7.  Sole Dispositive Power     30,000
Person With:     ---------------------------------------------------------------
                    8.  Shared Dispositive Power     -0-
--------------------------------------------------------------------------------
       9.  Aggregate Amount Beneficially Owned by Each Reporting Person
           30,000

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      11.  Percent of Class Represented by Amount in Row (9)      .000071%
--------------------------------------------------------------------------------
      12.  Type of Reporting Person (See Instructions) IN


ITEM 1.

     (a)   Name of Issuer

           i2 Technologies, Inc.

     (b)   Address of Issuer's Principal Executive Offices

           One i2 Place

           11701 Luna Road

           Dallas, Texas 75234


ITEM 2.

     (a)   Name of Person Filing

         This statement is filed by (i) Sanjiv S. Sidhu, (ii) Sidhu-Singh Family Investments, Ltd. and (iii) Sidhu-Singh Family Foundation, sometimes referred to collectively as the "Sidhu Reporting Group." Mr. Sidhu is the Chairman of the Board of the Issuer.

         The Sidhu Reporting Group may be deemed to be a "Group" for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the "Act"), although each reporting person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitutes a "Group." The filing of this statement and the Agreement Relating to Joint Filing of Schedule 13G attached hereto as Exhibit A should not be construed to be an admission that any of the Sidhu Reporting Group is a member of a "Group" constituting one or more persons.


                               Page 4 of 7 pages

     (b)   Address of Principal Business Offices or, if none, Residence

           One i2 Place

           11701 Luna Road

           Dallas, Texas 75234

     (c)   Citizenship

           Mr. Sidhu is a United States Citizen.

           Sidhu-Singh Family Investments, Ltd. and the Sidhu-Singh Family Foundation have their principal place of business in and are organized under the laws of the State of Texas.

     (d)   Title of Class of Securities

           Common Stock, par value $0.00025 par value per share

     (e)   CUSIP Number

           465754 10 9


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable.

ITEM 4.  OWNERSHIP

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)  Amount Beneficially Owned:       116,124,292  .
                                          -------------

    (b)  Percent of Class:    27.4%     .
                              ----------

    (c)  Number of shares as to which such person has:

         (i)    Sole power to vote or to direct the vote:   116,124,292    .
                                                            ---------------

         (ii)   Shared power to vote or to direct the vote:   -0-   .
                                                              ------

         (iii)  Sole power to dispose or to direct the disposition of:  116,124,292  .
                                                                        -------------

         (iv)   Shared power to dispose or to direct the disposition of:  0      .
                                                                          -------

         Sanjiv S. Sidhu is the record owner of 95,526,377 shares of common stock, 20,567,915 shares are held of record by Sidhu-Singh Family Investments, Ltd. of which Mr. Sidhu serves as the managing general partner and The Sidhu-Singh Family Foundation holds of record 30,000 shares of common stock as of December 31, 2001.
         -----------------------------------------------------------------------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.


                               Page 5 of 7 pages

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         The Sidhu Reporting Group may be deemed to be a "Group" for the purposes of Sections 13(d) and 13(g) of the Act and the rules thereunder. Although each reporting person expressly disclaims any assertion or presumption that it or the other persons upon whose behalf this statement is filed constitutes a "Group." The filing of this statement and the Agreement Relating to Joint Filing of Schedule 13G attached as Exhibit A hereto should not be construed to be an admission that any of the Sidhu Reporting Group is a member of a "Group" consisting of one or more persons.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.


ITEM 10.  CERTIFICATION

         Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or (c).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

Date: February 13, 2002             /s/ Sanjiv S. Sidhu
                                    --------------------------------------------
                                    Sanjiv S. Sidhu
                                                          Name/Title


                                    SIDHU-SINGH FAMILY INVESTMENTS, LTD.

                                    By: /s/ Sanjiv S. Sidhu
                                       -----------------------------------------
                                            Sanjiv S. Sidhu, Managing General
                                            Partner



                                    SIDHU-SINGH FAMILY FOUNDATION

                                    By:   /s/ Sanjiv S. Sidhu
                                      ------------------------------------------
                                              Sanjiv S. Sidhu, Director


                                  EXHIBIT INDEX

EXHIBIT
NUMBER             DESCRIPTION
-------            -----------
   A               Agreement Relating to Joint Filing of Schedule 13G


                               Page 6 of 7 pages

                                    EXHIBIT A

               AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

         The undersigned hereby agree that, without admitting beneficial ownership, a singe Schedule 13G (or any amendment thereto) relating to the Common Stock of i2 Technologies, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such
Schedule 13G.



Date: February 13, 2002

                                    /s/ Sanjiv S. Sidhu
                                    --------------------------------------------
                                    Sanjiv S. Sidhu
                                                          Name/Title


                                    SIDHU-SINGH FAMILY INVESTMENTS, LTD.

                                    By: /s/ Sanjiv S. Sidhu
                                       -----------------------------------------
                                            Sanjiv S. Sidhu, Managing General
                                            Partner



                                    SIDHU-SINGH FAMILY FOUNDATION

                                    By:   /s/ Sanjiv S. Sidhu
                                      ------------------------------------------
                                              Sanjiv S. Sidhu, Director


                               Page 7 of 7 pages